Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The following was distributed to employees of Hughes and its subsidiaries beginning June 14, 2002:


TRANSITION NEWS UPDATE - JUNE 2002

This Transition News Update will bring you up to speed on recent developments with the transition team and planning for the pending merger of HUGHES and EchoStar. We will provide you with additional updates periodically, as plans and schedules continue to unfold.

Several Core Team members have been selected to plan and coordinate transition team efforts. Coordination meetings between major functional areas at DIRECTV and EchoStar, and PanAmSat and EchoStar have begun. The primary focus for the advance transition planning will be on the integration of DIRECTV and EchoStar, due to the synergies between these businesses. Transition planning for Hughes Network Systems, DIRECTV Latin America and the HUGHES Corporate Office will ramp up on a later timeframe.

TRANSITION TEAM STRUCTURE

The Transition Team's objective is to develop a plan for a successful, rapid and cost effective integration of EchoStar and HUGHES. The team, which is not yet fully formed, will consist of Subject Matter Groups, a Core Team, the U.S. Direct-To-Home executives (EchoStar President Michael Dugan and DIRECTV President and COO Roxanne Austin) and the Management Transition Committee (HUGHES President and CEO Jack Shaw, DIRECTV Chairman and CEO Eddy Hartenstein, EchoStar Chairman and CEO Charlie Ergen and EchoStar President Michael Dugan).

NOTE: Additional information about the roles and activities of these groups can be found in the sections on "Core Team" and "Transition Team Process."

HUGHES' DAVE BAKER NAMED TO COORDINATE MERGER-RELATED ACTIVITIES

Dave Baker, vice president of HUGHES, will coordinate merger-related activities. Baker has experience in transition leadership gained during the spin-off and merger of Hughes Aircraft Company with Raytheon. He has served as vice president of DIRECTV Latin America and as executive vice president and chief financial officer/chief operating officer of DIRECTV Japan. Dave reports to Larry Hunter, HUGHES corporate vice president and associate general counsel.

CORE TEAM

Stephanie Campbell, DIRECTV's senior vice president of Programming, will represent DIRECTV on the Core Team, working with Dave Baker to coordinate and facilitate transition activities within DIRECTV.

The Core Team also includes HUGHES' Larry Hunter, Nolan Daines, a member of EchoStar's Board of Directors, and Rex Povenmire,VP of Strategic Initiatives for EchoStar. Povenmire will coordinate and facilitate transition activities within EchoStar. Hunter and Daines provide executive guidance for the team (i.e., priority setting, conflict resolution, etc.)

Core Team members to represent Hughes Network Systems and DIRECTV Latin America have not yet been named. The initial focus for the transition team will be the integration of DIRECTV U.S. and

EchoStar. However, high-level introductory meetings have been held between HNS and EchoStar senior leadership to discuss plans for the broadband data businesses.

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TRANSITION TEAM PROCESS

The first step in the planning process involves FUNCTIONAL AREA MEETINGS with representatives of DIRECTV and EchoStar. In some cases, such as Information Technology and the Technical Platform functional areas, these meetings have already begun and issues are already being identified and worked. Initial Functional Area Meetings have also been held with Finance, Home Services and Customer Service. In the meetings, both DIRECTV and EchoStar provide a basic operations overview. Competitively sensitive information is not discussed and some functional areas will not be meeting due to the competitive nature of their work. The teams identify high priority transition issues, based on 1) potential financial impact to the organization, 2) lead time needed to address the issue,
3) critical path items as they relate to other transition issues.

Following the Functional Area Meetings, SUBJECT MATTER GROUPS will be formed. These groups will include functional areas that have similar or inter-related transition issues, so that the issues can be identified and worked efficiently. Some functional areas may need to be represented in more than one subject matter group. Subject Matter Groups will include representatives from DIRECTV U.S. and EchoStar, as well as members from other business units, as needed. One of the first Subject Matter Groups to span all the business units met in May to discuss Ground Stations.

Subject Matter Groups are responsible for identifying key integration issues, planning assumptions and decisions that should be made pre-close or shortly after close. They will also develop recommendations and schedules.

The CORE TEAM will be the central point for communicating and documenting planning assumptions, transition recommendations and decisions. They will also create and maintain the integrated schedule for all Transition Team activities and work with teams to resolve issues.

EchoStar President Michael Dugan and DIRECTV President Roxanne Austin will provide executive oversight along with strategic and tactical decision-making and implementation for all DIRECTV-DISH Network transition planning activities.

Ultimate policy decision making for transition planning activities is the role of the MANAGEMENT TRANSITION COMMITTEE (Shaw, Hartenstein, Ergen and Dugan). This committee has the responsibility under the Merger Agreement to assure a smooth and fair transition of the two companies to a combined management team.

By the end of May, many of DIRECTV's major departments will have completed their initial coordination meeting, according to HUGHES vice president Dave Baker. The meetings to date have been collegial and productive, Baker says.



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PANAMSAT AND ECHOSTAR LEADERS MEET

Charlie Ergen and Joe Wright addressed PanAmSat employees in a video broadcast in March. Since then, EchoStar and PanAmSat leadership has been meeting to review the business and discuss the pending transition. Ergen says he sees similarities between the early history and culture of PanAmSat and EchoStar, and feels the transition to EchoStar will be a smooth one. The transition process for PanAmSat and EchoStar is being worked separately from the overall HUGHES/EchoStar transition process. Jim Cuminale, PanAmSat's executive vice president, corporate development and general counsel, has been named to coordinate the effort for PanAmSat.




















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UPDATE ON FCC REVIEW

GM, HUGHES and EchoStar have filed an application with the FCC for approval to transfer control of the FCC licenses held by HUGHES, EchoStar and their respective subsidiaries to the combined company in connection with the merger. The FCC has requested additional information with respect to this application. During this time, HUGHES, DIRECTV and EchoStar are continuing to provide information requested by the FCC.

Subsequently, the parties also filed an application with the FCC to launch and operate a spot-beam satellite in support of the "Local Channels, All Americans" plan. In April, the FCC announced it is seeking public comment on the spot-beam satellite application filed by HUGHES and EchoStar, and it began a 45-day comment cycle that concluded on June 4. The FCC's decision on the transfer of licenses is expected to be issued at about the same time as the Department of Justice clearance, some time around October of 2002.


















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           HUGHES-ECHOSTAR MERGER TIMELINE MILESTONES
           (Note: Future dates are estimates only, actual timing is unknown)

           Activity to Date:
           -----------------
           November 2001       Initial Filing with DOJ

           December 2001       Second Information Request from DOJ
                               Initial Filing with FCC
                               IRS Ruling Request Filed

           February 2002       Public Comments filed with FCC
                               Additional Information Request from FCC
                               HUGHES responds to Public Comments

           March 2002          Response to Additional FCC Information Request
                               Filed S-4 Filing with SEC

           June 2002           Public Comments for New EchoStar 1 Satellite
                               Application

           Projected Future Milestones:
           ----------------------------

           June- October
           2002                Receipt of IRS Ruling
                               S-4 Declared Effective
                               Shareholder Vote
                               Receipt of DOJ Clearance
                               Receipt of FCC Clearance


In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading


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the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.










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